UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(AMENDMENT NO. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2021

MOTION ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39618	85-2515483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY	10174
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 818-8877

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one redeemable warrant	MOTNU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	MOTN	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	MOTNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This amendment to the Current Report on Form 8-K of Motion Acquisition Corp. (“Parent”) filed on March 8, 2021 (the “Original 8-K”) is being filed solely to file the transcript of the recorded investor presentation disseminated on March 8, 2021 in connection with the announcement of Parent’s proposed business combination with Ambulnz, Inc. (dba DocGo, the “Company”), as described in the Original 8-K. Except as set forth herein, no modifications have been made to the information contained in the Original 8-K and Parent has not updated any information contained therein to reflect any events that have occurred since the date of the Original 8-K. Accordingly, this amendment should be read in conjunction with the Original 8-K.

Item 7.01 Regulation FD Disclosure

The Original 8-K reported that Parent intended to hold presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Parent’s securities, in connection with the proposed transactions with the Company. The transcript of the recorded investor presentation is being furnished herewith as Exhibit 99.3 to this Current Report on Form 8-K/A.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*†	Merger Agreement, dated as of March 8, 2021, by and among Motion Acquisition Corp., Motion Merger Sub Corp., and Ambulnz, Inc.

10.1†	Form of Subscription Agreement.

10.2†	Form of Support Agreement

10.3†	Form of Lock-Up Agreement.

10.4†	Sponsor Agreement, dated as of March 8, 2021, by and among Motion Acquisition Corp., Ambulnz, Inc., and Motion Acquisition LLC.

99.1†	Joint Press Release dated March 9, 2021.

99.2†	Investor Presentation dated March 2021.

99.3	Transcript of Investor Presentation.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Parent agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

†	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2021	MOTION ACQUISITION CORP.

	By:	/s/ Rick Vitelle
Rick Vitelle
Chief Financial Officer

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